SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 4


                             Southwest Bancorp, Inc.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    844767103
                                 (Cusip Number)


                          American Fidelity Corporation
                     Security General Life Insurance Company
                             2000 Classen Boulevard
                         Oklahoma City, Oklahoma 73106,

                 Attn: Stephen P. Garrett, Senior Vice President
                             2000 Classen Boulevard
                          Oklahoma City, Oklahoma 73106
                                 (405) 523-5200

   (Name, Address and Telephone Number of Person Authorized To Receive Notices
                               and Communications)

                                February 12, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1-(e), 240.13d-1-(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D


CUSIP  844767103

            NAME OF REPORTING PERSON

1.    American Fidelity Corporation - 73-0966202
      Security General Life Insurance Company - 73-0741925

2.    Check Appropriate Box if a Member of A Group.
                                                a. [ X ]
                                                b. [   ]

3.    SEC Use Only

4.    Source of Funds:  WC

5.    Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
      2(d) or 2(e)    [  ]

6.    Citizenship or Place of Organization

            American Fidelity Corporation - Nevada
            Security General Life Insurance Company - Oklahoma

Number      7.    Sole Voting Power:
of Shares         American Fidelity Corporation: 0 shares
Beneficially      Security General Life Insurance Company:  0 shares
Owned by
Each        8.    Shared Voting Power:
Reporting         American Fidelity Corporation: 103,585* shares
Person            Security General Life Insurance Company: 103,585* shares
With
            9.    Sole Dispositive Power:
                  American Fidelity Corporation: 0 shares
                  Security General Life Insurance Company: 0 shares

            10.   Shared Dispositive Power:
                  American Fidelity Corporation: 103,585* shares
                  Security General Life Insurance Company: 103,585* shares

      11.   Aggregate  Amount Beneficially Owned by Each Reporting  Person
            American  Fidelity  Corporation:    103,585* shares
            Security General Life Insurance Company:   103,585* Shares
 _______________

* Reflects shares held after a 3-for-2 stock split.

      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            [   ]

      13.   Percent of Class Represented by Amount in Row (11)  1.8%

      14.   Type of Reporting Person:
            American Fidelity Corporation   HC
            Security General Life Insurance Company   IC

Item 1. Security and Issuer

     This Schedule 13D is filed by American Fidelity Corporation, a Nevada corporation ("AFC") and by Security General Life Insurance Company, an Oklahoma corporation ("SGL") in respect of each company's ownership of shares of common stock, par value of $1.00 per share of Southwest Bancorp, Inc., 608 South Main Street, Stillwater, Oklahoma 74074.

Item 2. Identity and Background

     AFC's and SGL's principal executive offices are located at 2000 Classen Boulevard, Oklahoma City, Oklahoma 73106. AFC, through its subsidiaries, is engaged in life, annuity and accident and health insurance, real estate and property management. SGL, a wholly owned subsidiary of AFC, is a stock life insurance company and is licensed to conduct, accident and health insurance in twenty-seven states.

     The stock of AFC and SGL is controlled by a family investment partnership, Cameron Enterprises, A Limited Partnership ("CELP"). William M. Cameron, an individual, and Lynda L. Cameron, an individual, each own 50% of the common stock of Cameron Associates, Inc., the sole general partner of CELP. The address of CELP is 2000 Classen Center, Oklahoma City, Oklahoma 73106.

     The following information about the executive officers and directors of AFC, and William M. Cameron and Lynda L. Cameron, is listed below: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed below is a United States citizen.

Name                       Business Address           Occupation
----                       ----------------           ----------
Lynda L. Cameron           2000 Classen Boulevard     Director  of AFC  and  SGL
                           Oklahoma City, OK 73106    and  President  of Cameron
                                                      Equestrian    Center   and
                                                      Cameron   Arabian,   Inc.;
                                                      Director      and     Vice
                                                      President    of    Cameron
                                                      Associates, Inc.

William M. Cameron         2000 Classen Boulevard     Chairman   of  the  Board,
                           Oklahoma City, OK 73106    President     and    Chief
                                                      Executive  Officer of AFC,
                                                      Chairman  of the  Board of
                                                      SGL  and  Director  of AFC
                                                      and SGL.  Chairman  of the
                                                      Board,    President    and
                                                      Chief  Executive   Officer
                                                      and  Director  of  Cameron
                                                      Associates, Inc.

William E. Durrett         2000 Classen Boulevard     Senior   Chairman  of  the
                           Oklahoma City, OK 73106    Board   of  AFC  and  SGL,
                                                      President   of   SGL   and
                                                      Director of AFC and SGL

Paula Marshall-Chapman     2727 East 11th Street      Director  of AFC and  SGL,
                           Tulsa, OK 74104            Chief  Executive   Officer
                                                      of  the  Bama   Companies,
                                                      Inc.

Charles R. Eitel           One Concourse Parkway,     Director  of AFC  and  SGL
                           Suite  600,  Atlanta, GA   and    Chairman   of   the
                           30328                      Board,   Chief   Executive
                                                      Officer  and  Director  of
                                                      Simmons Company.

William A. Hagstrom        800 North Research Park-   Director  of AFC  and  SGL
                           way, Suite 370, Oklahoma   and  Chairman of the Board
                           City, OK  73104            and    Chief     Executive
                                                      Officer  of  the   Women's
                                                      Network.

Stephen P. Garrett         2000 Classen Boulevard     Senior Vice  President  of
                           Oklahoma City, OK 73106    AFC and SGL

David R. Lopez             8121 Amelia Cove           Director of  AFC  and  SGL
                           Austin, TX 78750

Kenneth D. Klehm           2000 Classen Boulevard     Senior Vice  President  of
                           Oklahoma City, OK 73106    AFC  and  SGL,   Treasurer
                                                      and    Chief     Financial
                                                      Officer of AFC

John W. Rex                2000 Classen Boulevard     Director  of AFC  and  SGL
                           Oklahoma City, OK 73106    and     Executive     Vice
                                                      President of AFC and SGL

Galen P. Robbins, M.D.     11901 Quail Creek Road     Director  of AFC  and  SGL
                           Oklahoma City, OK 73120    and Physician

Theodore M. Elam           Two Leadership Square      Director  of AFC  and  SGL
                           Tenth Floor                and  Attorney,   McAfee  &
                           Oklahoma City, OK 73102    Taft    A     Professional
                                                      Corporation

     During the past five years, neither AFC, SGL or CELP nor, to the best of the knowledge of each, any person named above (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Stock in the issuer was originally purchased with working capital of AFC and SGL.

Item 4. Purpose of Transaction.

     AFC and SGL acquired the reported shares for investment purposes. AFC has determined not to increase its ownership of the issuer's common stock and has determined to sell shares of the issuer from time to time, depending on prevailing market conditions. Neither AFC nor SGL has any present plans or proposals which relate to or would result in any of the following:

o An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

o A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

o Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

o Any material change in the present capitalization or dividend policy of the issuer;

o Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Act of 1940;

o Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

o Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

o    A  class  of  equity   securities  of  the  issuer  becoming  eligible  for
     termination of registration pursuant to Section (12)(g)(4) of the Act; or

o    Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

          (a) AFC and SGL beneficially own 103,585 shares of the common stock of the issuer, which as of January 31, 2002 represented 1.8% of the common shares outstanding of the issuer. No other persons hold a beneficial interest in the shares of the issuer owned by AFC and SGL.

           (b)
           Sole Voting Power:
           American Fidelity Corporation: 0 shares
           Security General Life Insurance Company:  0 shares

           Shared Voting Power:
           American Fidelity Corporation: 103,585* shares
           Security General Life Insurance Company: 103,585* shares

           Sole Dispositive Power:
           American Fidelity Corporation: 0 shares
           Security General Life Insurance Company: 0 shares

           Shared Dispositive Power:
           American Fidelity Corporation: 103,585* shares
           Security General Life Insurance Company: 103,585* shares

          (c) A list of the transactions in shares of the issuer by AFC and SGL that were effected during the past 60 days by AFC and SGL is shown below.

                  No. of Purchase/              Price              Type of
Date                 Shares Sale              Per Share          Transaction
----                 -----------              ---------          -----------

01/28/02            60,000                    $18.75               Sale
01/30/02           100,000                     18.68               Sale
01/31/02            26,000                     19.64               Sale
02/01/02            12,000                     19.61               Sale
02/04/02            10,000                     19.44               Sale
02/05/02             5,000                     19.44               Sale
02/07/02             3,000                     19.33               Sale
02/08/02             4,000                     19.33               Sale
02/12/02            54,777                     18.95               Sale

          (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.

          (e) AFC ceased to be the beneficial owner of 5% of the issuer's securities on January 30, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the issuer's securities owned by the company are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.     Material to be Filed as Exhibits.

            None

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Dated:  February 20, 2002

                              AMERICAN FIDELITY CORPORATION

                              By:  KENNETH D. KLEHM
                                   Kenneth D. Klehm, Senior Vice President,
                                   Treasurer and Chief Financial Officer

                              SECURITY GENERAL LIFE INSURANCE COMPANY

                              By:  KENNETH D. KLEHM
                                   Kenneth D. Klehm, Senior Vice President